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hey swing subs this is aaron with the
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product marketing team and i'm really
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excited to introduce the new filter
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feature which allows you to find your
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perfect match when reviewing openings
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the first filter to launch is school
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type where you can select to only see
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jobs at elementary schools middle
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schools high schools or any combination
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of these three
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we'll have other filter options coming
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in the future as well our product team
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is researching and testing these now
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the filter will show you how many
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openings are available for each school
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type to help you see where the
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opportunities are you can easily see
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which filters you have on and change
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them at any time while reviewing
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openings
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this new feature is live in the desktop
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version of swing now and is coming soon

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to the mobile app we'll let you know as
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soon as it's ready we hope you're
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excited about this new feature and that
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it helps you narrow down the openings to
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find your perfect match